SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to § 240.13-1(b), (c)
and (d) and Amendments There to filed Pursuant to § 240.13d-2
Under the Securities Exchange Act of 1934
Semiconductor Manufacturing International Corporation

(Name of Issuer)
Ordinary Shares, Par Value US$0.0004 Per Share

(Title of Class of Securities)

(CUSIP Number)
July 5, 2010

(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐     Rule 13d-1(b)
     ☑     Rule 13d-1(c)
     ☐     Rule 13d-1(d)
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13G	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSON Taiwan Semiconductor Manufacturing Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Taiwan, Republic of China

	5	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		2,497,393,194 Ordinary Shares (comprising of 1,789,493,218 Ordinary Shares and Warrants to acquire 707,899,976 Ordinary Shares)

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

2,497,393,194 Ordinary Shares (comprising of 1,789,493,218 Ordinary Shares and Warrants to acquire 707,899,976 Ordinary Shares)

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,497,393,194 Ordinary Shares (comprising of 1,789,493,218 Ordinary Shares and Warrants to acquire 707,899,976 Ordinary Shares)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.0%

12	TYPE OF REPORTING PERSON

CO

Item 1(a). Name of Issuer
Item 1(b). Address of Issuer’s Principal Executive Offices
Item 2(a). Name of Persons Filing
Item 2(b). Address of Principal Business Office or, if None, Residence
Item 2(c). Citizenship
Item 2(d). Title of Class of Securities
Item 2(e). CUSIP Number
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
SIGNATURE

13G	Page	3	of	5 Pages

Item 1(a).	Name of Issuer:

Semiconductor Manufacturing International Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18 Zhangjiang Road
Pudong New Area
Shanghai 201203
People’s Republic of China

Item 2(a).	Name of Persons Filing:

Taiwan Semiconductor Manufacturing Company Limited (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

No.8 Li-Hsin Road 6
Hsinchu Science Park,
Hsinchu, Taiwan
Republic of China

Item 2(c).	Citizenship:

Taiwan, Republic of China

Item 2(d).	Title of Class of Securities:

Ordinary Shares and Warrants to acquire Ordinary Shares

Item 2(e).	CUSIP Number:

Not applicable

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

Enclosed below is the aggregate number and percentage of the class of securities of the issuer identified in Item 1 beneficially owned by each Reporting Person identified in Item 2 for each such Reporting Person.

(a) Amount beneficially owned:

13G	Page	4	of	5 Pages

2,497,393,194 Ordinary Shares, comprising of 1,789,493,218 Ordinary Shares and Warrants to acquire 707,899,976 Ordinary Shares

The 1,789,493,218 Ordinary Shares and Warrants to acquire 707,899,976 Ordinary Shares were issued pursuant to a Share and Warrant Issuance Agreement dated November 9, 2009 between the Issuer and the Reporting Person.

(b) Percent of class:

10.0%

The percentage of class owned by the Reporting Person is calculated based upon 24,977,976,866 shares outstanding (Issuer’s issued share capital (as enlarged by this subscription) as of July 5, 2010, and assuming a full exercise of the Warrants)

(c) Number of shares as to which such person has:

Sole power to vote or to direct the vote:

2,497,393,194 Ordinary Shares, comprising of 1,789,493,218 Ordinary Shares and Warrants to acquire 707,899,976 Ordinary Shares

Shared power to vote or to direct the vote:

0

Sole power to dispose or direct the disposition of:

2,497,393,194 Ordinary Shares, comprising of 1,789,493,218 Ordinary Shares and Warrants to acquire 707,899,976 Ordinary Shares

Shared power to dispose or direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

4

13G	Page	5	of	5 Pages

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.
     By signing below the undersigned, in each of her capacity, certifies that, to the best of her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.
     July 9, 2010
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

BY:	/s/ Lora Ho Lora Ho
Vice President &
Chief Financial Officer

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